SPECIAL MEETING OF SHAREHOLDERS

(Unaudited)

In accordance with Rule 30e-1(b), under the Investment Company Act of 1940, Pacific Select Fund (the "Fund") is required to furnish certain information regarding any matters submitted to a vote of the Fund's shareholders.

Shareholders of record on February 24, 2004 representing 32,609,847.32 shares of the Small-Cap Equity Portfolio were notified that a Special Meeting of Shareholders (the "Meeting") would be held at the offices of the Fund on April 22, 2004 for the Small-Cap Equity Portfolio. 100% of the outstanding shares of the Portfolio were voted at the Meeting.

A brief description of the matter voted upon as well as the voting results of the aforementioned Meeting are outlined as follows:

Proposal:

To approve the Plan of Reorganization providing for the acquisition of all of the assets and liabilities of the Small-Cap Equity Portfolio by the Small-Cap Index Portfolio in exchange for shares of the Small-Cap Index Portfolio.

									   	 Outstanding
	    	   Votes For 	        Votes Against 	         Abstentions 	    Shares
	       Number     Percent*    Number      Percent*    Number     Percent*   Number
Small-Cap   29,675,155.04  91.00%   1,009,682.09   3.10%   1,925,010.19  5.90%   32,609,847.32
Equity
Portfolio


*Based on total shares outstanding.